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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                   FORM 6-K


                       Report of Foreign Private Issuer
                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                               For June 1, 2000



                           Trend Micro Incorporated
                (Translation of Registrant's Name into English)



                          Odakyu Southern Tower, 10F
                              2-1, Yoyogi 2-chome
                       Shibuya-ku, Tokyo 151-8583, Japan
                   (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F   X   Form 40-F ____
                                -----


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                            Yes ____  No   X
                                         -----


     If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-    N/A
                                                 -----------

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                            Trend Micro Incorporated
                                    Form 6-K

                               TABLE OF CONTENTS

                                                                                                Page
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
Item 1.   Settlement of Lawsuit with Network Associates Incorporated and filing
          of Interim Report in Japan                                                               3

Item 2.   Announcement of Trend Micro 2000 Incentive Plan                                          3

Signatures                                                                                         4

Exhibit 1.  Trend Micro Interim Report filed with Kanto Finance Bureau                             6

Exhibit 2.  Press Release regarding Trend Micro 2000 Incentive Plan                               10

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Item 1.   Settlement of Lawsuit with Network Associates Incorporated and filing of Interim Report in Japan

     In May 1997, Trend Micro Incorporated, our U.S. subsidiary ("Trend U.S."), sued Network Associates, Inc., formerly McAfee Associates, Inc. ("Network Associates"), and Symantec in the U.S. Federal District Court for the Northern District of California alleging that some of their products infringe a U.S. registered patent held by Trend U.S. relating to a system and method for detecting computer viruses in a networks environment and seeking injunctive relief and unspecified money damages. The products which incorporate the patented technology are InterScan VirusWall, InterScan eManager, InterScan WebProtect, InterScan AppletTrap, ScanMail and other of our products which we sell for inclusion in our customers' products. Trend U.S. settled its claims against Symantec in April 1998 by entering into a patent cross-license arrangement which included an agreement to exchange samples of viruses. In June 1997, Network Associates denied infringement, alleging that Trend U.S.'s patent is invalid, and filed counterclaims against Trend U.S. alleging unfair competition, false advertising, trade libel and interference with prospective economic advantage. These counterclaims are based primarily on Network Associates' allegations that Trend Micro made false claims about Network Associates products in its advertising and on its website.

     In April 2000, Network Associates filed suit against Trend U.S. in the U.S. Federal District Court for the Northern District of Texas, alleging that Trend U.S.'s anti-virus software packages, including the Trend Virus Control System, infringes a Network Associates patent which was issued on February 22, 2000.

     On May 31, 2000, the parties entered into a settlement agreement and cross-license agreement pursuant to which they agreed to dismiss all outstanding litigation and to cross-license certain rights in their respective patent portfolios, among other things. Under the agreements, Network Associates will pay $12.5 million to Trend U.S. within 60 days in consideration for its patent license from Trend U.S.

     On June 1, 2000, we filed an Interim Report with the Kanto Finance Bureau and a notice with the Japan Securities Dealers Association, and issued a press release, regarding the settlement of the above-mentioned lawsuits. Attached hereto as Exhibit 1 is an English translation of the Interim Report filed with the Kanto Finance Bureau.

Item 2.   Announcement of Trend Micro 2000 Incentive Plan

     At our Board of Directors meeting held on June 1, 2000, we adopted the Trend Micro 2000 Incentive Plan for our and our subsidiaries' employees, under which we will issue (Yen)5 billion worth of unsecured bonds with detachable warrants. On June 1, 2000, we filed a securities registration statement with the Kanto Finance Bureau and a notice with the Japan Securities Dealers Association, and issued a press release, regarding certain terms of the 2000 Incentive Plan. Attached hereto as Exhibit 2 is an English version of the press release issued in Japan.

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                                   SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                              TREND MICRO INCORPORATED



                              By:             /s/ Chang Ming-Jang
                                   ---------------------------------------------
                                   Name:      Chang Ming-Jang
                                   Title:     Representative Director;
                                              President, Chief Executive Officer
                                              and Chairman of the Board
                                              (Principal Executive Officer)

Date:  June 1, 2000

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
                                 EXHIBIT INDEX

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
Exhibit 1      Trend Micro Interim Report filed with Kanto Finance Bureau      6

Exhibit 2      Press release regarding Trend Micro 2000 Incentive Plan        10

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